As Filed with the Securities and Exchange Commission on November 26, 2007	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

CHINAEDU CORPORATION

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286

Telephone (212) 815-2293

(Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing

☐ on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing [•] ordinary share, par value $0.01 per share, of ChinaEdu Corporation	100,000,000 American Depositary Shares	$0.05	$5,000,000	$153.50

(1)                                  Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory Paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)

	(iii)	The collection and distribution of dividends	Paragraphs (12), (14) and (15)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)

	(v)	The sale or exercise of rights	Paragraph (13)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)

	(x)	Limitation upon the liability of the Depositary	Paragraphs (13), (18) and (22)

(3)	Fees and Charges		Paragraph (7)

Item 2. Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

2(a)

Statement that ChinaEdu Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission. Such materials will be available for inspection and copying at the public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

(1) Form of Deposit Agreement (including the form of American Depositary Receipt) among ChinaEdu Corporation (the “Company”), The Bank of New York, as Depositary (the “Depositary”), and each Owner and holder from time to time of American Depositary Receipts (“ADRs”) issued thereunder.

(2) Form of Letter from the Depositary to the Company, relating to the Pre-release of American Depositary Receipts.

(3) Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

(a) The Depositary hereby undertakes to make available at its Corporate Trust Office, 101 Barclay Street, New York, NY 10286, for inspection by holders of the ADRs, any reports and communications received from the Company which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Company.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 26, 2007.

By:	THE BANK OF NEW YORK,
as Depositary

By:	/s/ Keith G. Galfo
	Name:	Keith G. Galfo
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, ChinaEdu Corporation has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Beijing, People’s Republic of China on November 26, 2007.

CHINAEDU CORPORATION

By:	/s/ Julia Huang
Julia Huang
Director and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints Julia Huang and Ge (Michael) Xu his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on November 26, 2007.

/s/ Shawn Ding	Director, President and Chief Operating
Name: Shawn Ding	Officer

/s/ Ge (Michael) Xu	Chief Financial Officer
Name: Ge (Michael) Xu	(principal financial and accounting officer)

/s/ Zonglian Gu	Director
Name: Zonglian Gu

/s/ Samuel Yen	Director
Name: Samuel Yen

/s/ Min Fan	Director
Name: Min Fan

/s/ Shasha Chang	Director
Name: Shasha Chang

/s/ Xiaohong Chen	Director
Name: Xiaohong Chen

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this Registration Statement or amendment thereto in Newark, Delaware, on November 26, 2007.

Puglisi & Associates

/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number

(1)	Form of Deposit Agreement, among the Company, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(2)	Form of Letter from the Depositary to the Company, relating to the Pre-release of American Depositary Receipts.

(3)	Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.